


10015866

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's Americas Signs with the Charmer Sunbelt Group"

Released: 25 May 2010

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

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FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
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25 May 2010


FOSTER'S
GROUP

FOSTER'S AMERICAS SIGNS WITH THE CHARMER SUNBELT GROUP

NAPA, CA – Foster's Wine Estates (Americas) announced today it has signed long-term distribution agreements with The Charmer Sunbelt Group.

Charmer Sunbelt will gain the exclusive rights to sell Foster's portfolio of wines in New York, Maryland and the District of Columbia.

The agreements mark the first phase of a US Route-to-Market initiative launched upon the completion of the Wine Strategic Review in February last year. Core elements include distributor realignment, sales structure and capabilities reorganisation and new performance management systems.

"We are aligning with distributors who share our growth vision," said Foster's Americas Managing Director Stephen Brauer. "Charmer Sunbelt has the capabilities and commitment in these key markets to grow our core brands, build our luxury portfolio and partner with us in bringing new, innovative brands and ways of working to the market."

"Foster's has assembled not only an exceptional and diverse portfolio of brands, but also a new, dynamic management team," said Charles Merinoff, Vice Chairman & CEO of The Charmer Sunbelt Group. "We are very excited to represent their brands and look forward to the opportunity to work with their organization in redefining a way of working that will drive strong growth."

The agreements will become effective 1 July 2010.

Further information:

Media

Australia

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

United States

Ed Matovcik
Tel: +1 707 2594540
Ed.matovcik@am.fostersgroup.com

Investors

Ian Betts
Tel: +61 3 8626 2273
Mob: +61 400 532 466